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STUART STRAUSS stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax
November 13, 2019
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy, Division of Investment Management

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Ms. Hardy:
Thank you for your telephonic comments regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors Energy Income ETF (formerly, VanEck Vectors High Income MLP ETF) (the “Fund”), a series of the Trust, filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 20, 2019. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.
GENERAL

Comment 1.
The Staff notes that the supplement to the currently effective prospectus states that the repositioning changes for the Fund will become effective on December 1, 2019. Please confirm that the Fund will be filing a BXT to delay effectiveness until December 1, 2019.

Response 1.
We hereby confirm that the registration statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933 will indicate that the registration statement will become effective on December 2, 2019. The Fund will file a BXT, as needed, to delay effectiveness until the date that the registration statement described in the prior sentence is filed.

Comment 2.	Please update the series and class name of the Fund to “VanEck Vectors Energy Income ETF.” Please also ensure that the ticker symbol is included in EDGAR.

Response 2.	We hereby confirm that the Fund’s name and ticker symbol will be updated in connection with the Fund’s registration statement filed under Rule 485(b).

PROSPECTUS

Comment 3.	Please include the Fund’s former name in parenthesis.

Response 3.	This disclosure has been revised to include the Fund’s former name in a footnote on page one of the prospectus.

Comment 4.
Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please revise the “Principal Investment Strategies” section to indicate that the Fund is required to invest at least 80% of its net assets in midstream energy companies that generate current income (e.g. companies that have a history of paying regular dividends).

Response 4.
We respectfully acknowledge your comment. The MVIS North America Energy Infrastructure Index (the “Index”) is comprised of North American companies involved in the midstream energy segment, which includes master limited partnerships (“MLPs”) and corporations involved in oil and gas storage and transportation. The Index methodology seeks to capture companies that generate at least 50% of their revenues from oil and gas storage and transportation or have properties with the potential to generate at least 50% of their revenues from oil and gas storage and transportation. Accordingly, we believe the Fund’s name is consistent with Rule 35d-1 under the 1940 Act.

Comment 5.
Please revise the disclosure under the “Principal Investment Strategies” section to make clear the types of securities the Fund intends to invest in (e.g. common stock, MLP, common unit and general partner interests).

Response 5.	This disclosure has been revised accordingly.

Comment 6.	Please provide all missing and bracketed information with your response to comments no later than five (5) business days prior to the effective date of the registration statement.

Response 6.	We hereby confirm that all missing or bracketed information has been included in the Fund’s registration statement filed under Rule 485(b).

Comment 7.
Please revise the “Portfolio Turnover” section to disclose the risks associated with the Fund’s repositioning. Please also include “Portfolio Turnover Risk” in response to Items 4, 9 and 16(e) of Form N-1A.

Response 7.
We respectfully acknowledge your comment; however, we believe the current “Portfolio Turnover” disclosure is appropriate. With respect to the addition of “Portfolio Turnover Risk” in respect to Items 4, 9 and 16(e) of Form N-1A, this disclosure has been revised accordingly.

Comment 8.
Please revise the first sentence of the “Principal Investment Strategies” section to capitalize “index” to avoid investor confusion. The Staff notes that the MVIS North America Energy Infrastructure Index (the “Index”), the Fund’s benchmark index has previously been defined.

Response 8.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 9.	Please revise the second sentence of the “Principal Investment Strategies” and “MVIS North America Energy Infrastructure Index” sections as follows:

“The Index is a rules-based index designed to give investors a means to track the overall performance of North American companies involved in the midstream energy segment, which includes master limited partnerships (“MLPs”), and corporations involved in oil and gas storage and transportation.” [(Emphasis added.)]

Response 9.	This disclosure has been revised accordingly.

Comment 10.	Please define “midstream energy segment.”

Response 10.
We respectfully submit that the “Principal Investment Strategies” section states that the midstream energy segment includes “MLPs, and corporations involved in oil and gas storage and transportation.” Accordingly, we have not made any revisions in response to this comment.

Comment 11.	Please include disclosure related to investments in MLPs in Item 4 and Item 9, if appropriate.

Response 11.
We respectfully submit that the “Principal Risks of Investing in the Fund” and the “Additional Information About the Fund’s Investment Strategies and Risks - Risks of Investing in the Fund” sections both include “MLP Risk.” Additionally, Item 9 includes “Additional Information About MLPs.” Accordingly, we have not made any revisions in response to this comment.

Comment 12.	Please disclose whether the Fund follows a replication or sampling strategy.

Response 12.
We respectfully submit that the Fund’s “Principal Investment Strategies” section states that “[T]he Fund, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the Index by investing in a portfolio of securities that generally replicates the Index.” Accordingly, we have not made any revisions in response to this comment.

Comment 13.	Please move the disclosure currently under the “Index Provider” section to the “Principal Investment Strategies” section of Item 4. Please also include corresponding disclosure in Item 9.

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 14.	In the “Principal Investment Strategies” and “MVIS North American Energy Infrastructure Index” sections, please revise the existing disclosure to clarify what is meant by the following:

To be initially eligible for the Index, companies must generate at least 50% of their revenues from oil and gas storage and transportation (as defined above) or have properties with the potential to generate at least 50% of their revenues from oil and gas storage and transportation.

Response 14.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 15.
Under the “Principal Investment Strategies” section, it states that companies included in the Index “may include medium-capitalization companies and foreign issuers.” Please clarify whether the Index principally includes medium-capitalization companies and foreign issuers.

Response 15.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 16.
The Staff notes that the capitalization range that is described in the “Principal Investment Strategies” section is not consistent with the capitalization range used to describe medium-capitalization companies. Please confirm the capitalization range for medium-capitalization companies and revise as appropriate.

Response 16.	This disclosure has been revised accordingly.

Comment 17.	Please revise the disclosure to clarify that “foreign issuers” refers to issuers in Canada. The Staff notes that the Index is comprised of North American companies.

Response 17.	This disclosure has been revised accordingly.

Comment 18.	In the following sentence in the “Principal Investment Strategies” section, please replace “may concentrate” with the term “will concentrate”:

“The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.”

Response 18.	We respectfully acknowledge your comment; however, we believe that the reference disclosure is appropriate.

Comment 19.
Please confirm whether the Fund is currently concentrated in the utilities sector. If the Fund is currently concentrated in the utilities sector, or if the utilities sector currently represents a significant portion of the Fund, please include “Risk of Investing in the Utilities Sector” in both Item 4 and Item 9 risk disclosure.

Response 19.
We respectfully acknowledge your comment; however, we believe that the reference disclosure is appropriate. As of November 30, 2018, the utilities sector represented a significant portion of the Fund. However, based on current Index data, we do not expect the utilities sector to represent a significant portion of the Fund following the change to the Fund’s benchmark index.

Comment 20.	Please explain why “Liquidity Risk” is limited to MLP investments.

Response 20.	This disclosure has been revised to include references to energy companies.

Comment 21.	Please revise “Index Tracking Risk” to disclose the risks associated with the Fund’s repositioning.

Response 21.	We respectfully acknowledge your comment; however, we believe that the risks associated with the Fund’s repositioning are more appropriately disclosed in “High Portfolio Turnover Risk.”

Comment 22.	In the following sentence in the “Concentration Risk” section, please replace “may concentrate” with the term “will concentrate”:

The Fund’s assets may be concentrated in a particular sector or sectors or industry or group of industries to the extent that the Index concentrates in a particular sector or sectors or industry or group of industries.

Please also expressly disclose that the Fund is concentrated in the energy and utilities sector, if appropriate.

Response 22.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 23.	Please revise the “Performance” section to include a description of the broad-based index.

Response 23.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 24.
Please revise the third to last sentence in the “Performance” section to state that “[P]erformance information prior to [the effective date] reflects the performance of the Fund tracking the Prior Index.”

Response 24.	This disclosure has been revised accordingly.

Comment 25.
Pursuant to Item 4(b)(2) of Form N-1A, please include the Fund’s year-to-date total return information as of the end of the most recently completed calendar quarter in a footnote to the risk/return bar chart.

Response 25.	This disclosure has been revised accordingly.

Comment 26.
Please include performance data of the Fund’s prior index in the “Average Annual Total Returns” table. Please also revise the footnote to the “Average Annual Total Returns” table to state that “Performance information prior to [the effective date] reflects the performance of the Fund tracking the Prior Index.”

Response 26.	This disclosure has been revised accordingly.

Comment 27.
Pursuant to Item 9 of Form N-1A, please include additional disclosure under the “Additional Information About the Fund’s Investment Strategies and Risks - Principal Investment Strategies” section regarding the Fund’s investment strategies that is required to be summarized in the summary section of the prospectus.

Response 27.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 28.
Please provide additional clarity as to the various circumstances in which it may not be possible or practicable for the Fund to purchase all of the securities in the Index and will thus undertake to purchase a sample of securities in the Index. Additionally, please consider adding a risk factor regarding the Van Eck Associates Corporation’s (the “Adviser”) ability to select a sample of securities that is representative of the Index.

Response 28.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 29.
In the “Additional Information About the Fund’s Investment Strategies and Risks - Risks of Investing in the Fund” section, please include “Portfolio Turnover Risk” as a result of the Fund’s repositioning.

Response 29.	This disclosure has been revised accordingly.

Comment 30.
Please confirm the capitalization range of the companies in which the Fund invests. The Staff notes that the disclosure included in response to Item 4 discusses medium-capitalization companies, while the disclosure included in response to Item 9 discusses small- and medium-capitalization companies. Please reconcile this disclosure.

Response 30.	This disclosure has been revised accordingly.

Comment 31.
The Staff notes that the second paragraph of the “Index Tracking Risk” includes references to depositary receipts or other derivative instruments. If the Fund intends to utilize depositary receipts or other derivative instruments that are not included in the Index, please revise the “Principal Investment Strategies” section accordingly. Please also disclose the types of derivatives in which the Fund may invest.

Response 31.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 32.	In the “Shareholder Information - Determination of NAV” section, please state succinctly that price of Fund shares is based on market price, as required by Item 11(a)(1) of Form N-1A.

Response 32.
We respectfully submit that the “Summary Information About Purchases and Sales of Fund Shares, Taxes and Payments to Broker-Dealers and Other Financial Intermediaries - Purchase and Sale of Fund Shares” section of the prospectus states that “Shares trade at market prices rather than NAV.” Accordingly, we have not made any revisions in response to this comment.

Comment 33.
Please supplementally explain whether the Adviser was involved in creating, compiling or sponsoring of the Index. In particular, please confirm that: (i) the Adviser will not be in possession of any non-public information regarding the Index methodology and screening criteria of the Fund’s Index; and (ii) the Adviser does not have any discretion to select Index components or change the Index methodology.

Response 33.
The Trust hereby confirms that: (i) the Adviser will not be in possession of any non-public information regarding the Index methodology and screening criteria of the Fund’s Index; and (ii) the Adviser does not have any discretion to select Index components or change the Index methodology.

Comment 34.	Please move the disclosure under the “MVIS North America Energy Infrastructure Index” section to Item 4 and Item 9 disclosure.

Response 34.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriately disclosed in the “MVIS North America Energy Infrastructure Index” section and moving the disclosure to Item 4 and Item 9 would not provide any additional benefits to an investor.

Comment 35.	Please add the following disclosure from the “MVIS North America Energy Infrastructure Index” section to Item 4 and Item 9 Disclosure:

“The MVIS North America Energy Infrastructure Index (the “Index”) is a rules-based, modified capitalization weighted, float adjusted index…”

Response 35.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 36.	Please file the Licensing Agreement between the Adviser and Index provider as an exhibit. The Staff notes that the Licensing Agreement is material contract pursuant to Item 28(h) of Form N-1A.

Response 36.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and Index provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s registration statement.

Comment 37.	Please file the auditor’s consent as an exhibit to the registration statement to be filed pursuant to Rule 485(b).

Response 37.	The Trust hereby confirms that the auditor’s consent will be filed as an exhibit to the registration statement to be filed pursuant to Rule 485(b).

* * * * *
If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3529.
Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss